EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors

Encore Medical Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Encore Medical Corporation of our report dated March 12, 2003, with respect to the consolidated balance sheets of Encore Medical Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, which report appears in the December 31, 2002 annual report on Form 10-K of Encore Medical Corporation.

As discussed in note 6 to the consolidated financial statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

/s/ KPMG LLP

Austin, Texas

October 24, 2003